FOIA CONFIDENTIAL TREATMENT REQUESTED BY FIDELITY NATIONAL INFORMATION SERVICES, INC.

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

347 Riverside Avenue, Jacksonville, FL 32202 www.fisglobal.com October 19, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell and Karina Dorin

Re:	Fidelity National Information Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 27, 2023

File No. 001-16427

Dear Mr. Purcell and Ms. Dorin:

This letter sets forth Fidelity National Information Services, Inc.’s (the “Company”) responses to the comment letter, dated October 4, 2023, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and (ii) the Company’s letter, dated September 20, 2023 (the “Initial Response Letter”), which was in response to the comments of the Staff with respect to the Form 10-K as set forth in the letter from the Staff to the Company dated September 6, 2023. For ease of reference, each of your comments is set forth in bold below, followed by the Company’s response.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment with respect to its response to the third bullet of Staff comment 2 below. Specifically, the Company requests that the portions of its response to the third bullet of Staff comment 2 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks (“[***]”) be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83. The Company is also filing a separate letter with the Office of Freedom of Information and Privacy Act in connection with the confidential treatment request pursuant to Rule 83.

FOIA CONFIDENTIAL TREATMENT REQUEST BY FIDELITY NATIONAL INFORMATION

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United States Securities and Exchange Commission

Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.

We note your response to prior comment 2 that you do not directly emit GHG emissions as a byproduct of your business. However, your Global Sustainability Report discloses Scope 1, 2 and 3 emissions. We further note such report states that your real estate portfolio is critical to pursuing ESG excellence as it relates to energy efficiency and renewable energy, and that you may be exposed to new costs from potential government- imposed carbon tax or cap and trade schemes. Please explain in greater detail your analysis of the following indirect consequences of climate-related regulations or business trends and any conclusions as to materiality:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions; and

•	increased demand for generation and transmission of energy from alternative energy sources.

In addition, please discuss potential reputational risks resulting from operations or products that produce material greenhouse gas emissions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. The Company’s business is to provide technology solutions to a wide range of businesses, including financial institutions, merchants and small- and medium-sized businesses around the world. The Company’s products and services do not directly emit material greenhouse gas (“GHG”) emissions. However, the Company’s 2022 Global Sustainability Report (“Global Sustainability Report”) disclosed GHG emissions “associated with” the Company’s operations, including Scope 1 (emissions from owned and controlled sources, primarily facilities, data centers and vehicles), Scope 2 (indirect emissions, primarily from the purchase of electricity, chilled water and steam consumed across the Company’s global facility portfolio) and Scope 3 (other indirect emissions not included in Scope 2).

With respect to the Company’s statements regarding its real estate portfolio being “critical to pursuing ESG excellence as it relates to energy efficiency and renewable energy[,]” the Company respectfully advises the Staff that these statements were made in the context of the Company’s desire to reduce its environmental impact, taking into account the findings learned from its Task Force on Climate-related Financial Disclosures (TCFD) assessment. The Company intended to highlight its efforts to date to utilize energy more efficiently and to promote the use of carbon-free energy alternatives in targeted ways (e.g., making vehicle electric charging stations available where feasible), rather than to comment on the energy efficiency of the Company’s product and service offerings or to suggest that such offerings themselves produce significant GHG emissions.

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United States Securities and Exchange Commission

The Global Sustainability Report also notes that “[f]rom a transition risk perspective, while [the Company] may be exposed to new costs from potential government-imposed carbon tax or cap and trade schemes, the Company’s risk is lowered by its commitment to set long-term science-based targets.” The inclusion of a brief description of this transition risk in the Global Sustainability Report was intended to address the potential business impact of potential climate-related regulatory changes amid the global shift toward a low-carbon economy, not to imply that the Company’s product and service offerings expose it to material risks vis-à-vis carbon taxes or similar schemes or to suggest that such offerings themselves produce significant GHG emissions. In 2022, the Company performed a quantitative climate-related risk assessment to understand the business impact of potential carbon taxes. This carbon pricing assessment was conducted based on established frameworks from the International Energy Agency (IEA), an intergovernmental organization that provides authoritative analysis, data, and policy recommendations on all matters related to energy. The assessment concluded that although the Company faces risk from carbon pricing, the Company believes such risk is not material and can be mitigated through reducing the GHG emissions indirectly produced by its business, including through continued engagement with suppliers to help mitigate Scope 3 emissions. Overall, as described in the Global Sustainability Report, the TCFD assessment found that the Company “did not have any material risk related to the various categories of climate-related risk[,]” including transition risks.

With respect to the initial three bullets in the Staff’s comment above, the Company respectfully advises the Staff that the Company does not develop, market or sell products, goods or services that produce significant GHG emissions or are related to carbon-based energy sources. While the Company acknowledges the possibility of decreased demand for goods and services that produce significant GHG emissions or are related to carbon-based energy sources, the Company did not experience such reduced demand with respect to its products or services during the three-year period covered by the Form 10-K, and the Company does not currently expect any material change in demand for its products or services based on climate-related factors. Instead, the Company believes that demand for its products and services is primarily driven by its technological innovations; the service, support and reliability it provides to its financial services, enterprise and other business customers; relative pricing and perceived value by its customers relative to its competitors’ offerings; and developments in the overall global economy as well as regional economies. Similarly, during the three-year period covered by the Form 10-K, the Company did not experience any increased competition to develop innovative new products that result in lower emissions, and the Company does not currently expect to experience such competition in the future given the types of products and services offered by the Company. Rather, as described in “Item 1. Business, Competition” of the Form 10-K, the Company believes that it primarily experiences competition based on the following factors: (i) the ability of many of the Company’s competitors to compete with the Company across multiple solutions, markets and geographies; (ii) the fact that some of the Company’s competitors possess greater financial, sales and marketing resources than the Company possesses; (iii) the quality of the technology-based application or service; (iv) application features and functions; (v) ease of delivery and integration; (vi) the ability to maintain, enhance and support the applications or solutions; (vii) price and (viii) overall relationship management.

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United States Securities and Exchange Commission

With respect to the fourth bullet in the Staff’s comment above, the Company did not experience material increased customer demand for the Company to utilize alternative energy sources during the three-year period covered by the Form 10-K. However, the Company is focused on its energy usage (particularly its data center footprint) and the environmental impact that its operations may have. As noted in the Global Sustainability Report, the Company’s total energy consumption declined by 35% from 2019 to 2022, and the Company remains focused on increasing its sourcing of renewable energy (but does not currently expect any such developments to have a material impact on its business, financial condition or results of operations).

Lastly, with regard to potential reputational risks, the Company does not have products or services that directly emit material GHG emissions (unlike, for example, a manufacturer of automobiles). However, the Company actively tracks, reports on and seeks to mitigate the impact of GHGs associated with its operations, and the Company continues to address stakeholder expectations through its continued stakeholder engagement efforts. Based upon the foregoing, the Company believes that the likelihood of adverse reputational impacts related to operations or products that produce material GHG emissions is low.

2.	We note your response to prior comment 3. Please further address the following:

•

We note your risk factor on page 15 discussing that your systems and operations could be exposed to damage or interruption from severe weather events and other natural disasters. Please tell us how you considered disclosing the uncertainties and risks of climate-related physical effects on your business and operations around the world. In that regard, we note your Global Sustainability Report reflects that the TCFD assessment found that water stress may pose a risk to you, and you are planning to take measures to mitigate risks associated with water stress.

•	Please discuss how your business and operations could be impacted to the extent your customers or suppliers are impacted by severe weather.

•	Your response quantifies your increase in insurance premiums. Please also quantify the cost of insurance premiums for each of the periods covered by your Form 10-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Set forth below is a response to each bullet point listed in the comment:

•

We note your risk factor on page 15 discussing that your systems and operations could be exposed to damage or interruption from severe weather events and other natural disasters. Please tell us how you considered disclosing the uncertainties and risks of climate-related physical effects on your business and operations around the world. In that regard, we note your Global Sustainability Report reflects that the TCFD assessment found that water stress may pose a risk to you, and you are planning to take measures to mitigate risks associated with water stress.

FOIA CONFIDENTIAL TREATMENT REQUEST BY FIDELITY NATIONAL INFORMATION

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United States Securities and Exchange Commission

As part of the preparation of the Form 10-K, the Company’s management assessed prior severe weather events and their effect on the Company in order to determine (i) whether any such events had occurred that were sufficiently material to warrant disclosure in the Form 10-K and (ii) whether there was a risk of future severe weather events that were reasonably likely to have a material effect on the Company’s business, financial condition or results of operations. As noted in the Initial Response Letter, during the three-year period covered by the Form 10-K, the Company experienced minor physical damage or disrupted operations due to two severe weather events, which events resulted in less than $100,000 in aggregate losses. Consequently, the Company’s management reasonably determined that these events were not material. While the Company’s management is unable to predict the occurrence, timing or severity of future weather events that may adversely impact the Company, the Company does not believe that it faces a material risk to its business or operations from climate-related physical effects. The Company’s recently opened headquarters in Jacksonville, Florida, was constructed in accordance with LEED Platinum certification standards and is built to withstand natural disasters, including a 500-year water-related weather event. In recent years, the Company has moved data centers to lower-risk areas. The Company also has a globally distributed workforce and a hybrid work program, which provides an additional level of operational resiliency. The Company’s business continuity plans also account for the transfer of processes and functions to alternate locations should the Company’s facilities be impacted by a climate-related event.

The Company acknowledges that the TCFD assessment referenced in the Global Sustainability Report did note that “inland flooding and water stress were possible physical risks to the Company, but…the Company had operational redundancy and other mitigating measures integrated into its current business plans[,]” which are described above. The TCFD assessment concluded that the threat of water stress did not pose a material risk to the Company.

•	Please discuss how your business and operations could be impacted to the extent your customers or suppliers are impacted by severe weather.

While the Company’s management is unable to predict the occurrence, timing or severity of future weather events that may adversely impact the Company’s customers or suppliers, given the diversified nature of the Company’s customer and supplier base (both geographically and otherwise), weather-related impacts on the Company’s customers or suppliers have not had, and are not currently expected to have, a material impact on the Company’s business, financial condition or results of operations. With respect to customers, the Company provides its solutions to a diverse range of businesses, including financial institutions, eCommerce and other merchants and small- and medium-sized businesses, with no single customer representing more than 5% of the Company’s revenues. Additionally, the Company’s customers are dispersed geographically in over 100 countries across North America, South America, Europe, the Middle East, Africa and Asia, such that the loss of one customer or a few customers in a particular country or region would not be expected to result in a material adverse effect on the Company’s business, financial condition or results of operations. In addition, although the majority of the Company’s revenue is generated by customers in the United States, the Company’s business is geographically dispersed across most U.S. states such that a severe weather event in one state that might impact one or more customers would not be expected to result in a material adverse effect on the Company’s business, financial condition or results of operations. The Company’s technology and other suppliers are similarly diverse, and therefore the Company believes that it does not face any material risk to its business, financial condition or results of operations due to weather-related impacts on its suppliers.

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United States Securities and Exchange Commission

•	Your response quantifies your increase in insurance premiums. Please also quantify the cost of insurance premiums for each of the periods covered by your Form 10-K.

Rule 83 Confidential Treatment Request by Fidelity National Information Services, Inc. Request #1

The Company respectfully acknowledges the Staff’s comment. The Company’s aggregate cost of property and casualty insurance premiums for the years ended December 31, 2022, 2021 and 2020 was $[***], $[***] and $[***], respectively.

Fidelity National Information Services, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

* * * * * * * *

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or comments about this letter, please call me at (904) 831-4681.

Very truly yours,

/s/ James Kehoe

James Kehoe
Chief Financial Officer
Fidelity National Information Services, Inc.

cc:	Robert S. Rachofsky, Willkie Farr & Gallagher LLP

Danielle Scalzo, Willkie Farr & Gallagher LLP

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